







Avril Stinson · 3rd

Tampa Bay Chamber

Director, Minority Business Accelerator & Economic Inclusion at Tampa Bay Chamber

Tampa, Florida · 500+ connections · Contact info

Featured

Tampa Hillsborough EDC
Facebook

Do you want to play a key role in shaping the future of Ta and Hillsborough County? The more than 100 Investors guiding the EDC are doing that every day. Visit www.TampaEDC.com to learn more...

Experience

Director, Minority Business Accelerator & Economic Inclusion
Tampa Bay Chamber
Oct 2019 – Present · 10 mos
Tampa, FL

Director Of Development



Tampa Bay Wave
Jan 2018 – Oct 2019 · 1 yr 10 mos
Tampa/St. Petersburg, Florida Area
*Responsible for planning, organizing, and directing various aspects of the organization's fundraising efforts
*Works closely with the President and the Chair of the Board of Directors for the benefit of the organization …see mor



Tampa Bay Wave names Avril Stinson a…



Tampa Hillsborough Economic Development Corporation
4 yrs 11 mos

Director, Investor Relations
May 2017 – Dec 2017 · 8 mos

• Acts as the primary point of contact for information about current investors and utilizes that knowledge to identify opportunities for investors to be engaged in THEDC business development, investor development and other organizational efforts, investor development prospecting …see mor

Investor Relations Manager
Jan 2017 – May 2017 · 5 mos
Tampa/St. Petersburg, Florida Area

*Primary point of contact for investors and investor prospects
*Maintain policies and procedures to maximize the efficiency and productivity of the investor relationships
*Develop and maintain internal on-boarding process for new investors …see mor

Show 2 more roles ⌄

Project Manager
The Law Office of James G. Souza III, P.A.
2012 · less than a year

*Conducted new client and case specific research
*Developed collaborative activities between attorney and clients
*Created concepts for and produced marketing support materials

Senior Vice President
MJ Manley, Inc.
2003 – 2011 · 8 yrs
Tampa/St. Petersburg, Florida Area

Self-employed
• Real Estate Development

• Real Estate Management: Portfolio Properties
  Office Management

...see mor

Show 1 more experience ﹀

Education



Marshall University
M.A., Counseling
1999 – 2001



University of Florida
Bachelor's degree, Public Relations
1994 – 1998

Jupiter Community High School

Volunteer Experience

Advisory Board Member
Mentoring With Purpose Charity
Oct 2017 – Present • 2 yrs 10 mos
Children

Member Of The Board Of Advisors
ProjectMQ
Jan 2020 – Present • 7 mos
Education



